SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Tom Brown, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   11566020
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 August 31, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  11566020

      1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Compression, Inc.; 73-1424038

      2)    Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
            Instructions)
            (a)
            (b) X

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)  AF

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6)    Citizenship or Place or Organization - Oklahoma

      7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 1,706,000

      8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

      9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 1,706,000

      10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

      11)   Aggregate  Amount  Beneficially  Owned by Each Reporting  Person -
            1,706,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11)- 5.83%


      14)   Type of Reporting Person (See Instructions) CO

Item 1.     Security and Issuer

      This statement relates to the common stock, par value $.10 per share, (the "Common Stock") of Tom Brown, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 Empire Plaza Building, Midland, Texas 79701.

Item 2.     Identity and Background

      (1) General. Samson Investment Company ("Samson") owns all of the issued and outstanding capital stock of Compression, Inc. ("Compression"). Charles Schusterman ("Schusterman"), through a partnership known as CS Holding Associates, beneficially owns 100% of the issued and outstanding capital stock of Samson.

      (2) Samson. Samson is a Nevada corporation, whose principal business is a holding company. The address of the principal business and principal office of Samson is Two West Second Street, Tulsa, Oklahoma 74103. With respect to paragraphs (d) and (e) of this Item 2, none.

      (3) Compression. Compression, an Oklahoma corporation, was originally formed for the purpose of leasing gas compression equipment to oil and gas exploration and production companies. In 1995 Compression sold these operations to a third party, and, subsequent thereto, it has been engaged in the investment, through the purchase of stock, in several publicly-traded oil and gas exploration, production and service companies. The address of the principal business and principal office of Compression is Two West Second Street, Tulsa, Oklahoma 74103. With respect to paragraphs (d) and (e), none.


      (4) The executive officers, directors and each person who may be deemed to be controlling Samson and Compression are as follows:

            Samson:
                  President, Chief
                  Executive Officer,
                  Chairman of Board
                  of Directors, Director:            Charles Schusterman

                  Executive Vice President,
                  Chief Financial Officer,
                  Treasurer, Director:               C. Philip Tholen

                  Executive Vice President,
                  Director:                          Stacy Schusterman

                  Senior Vice President:             D. Sentell Fox

                  Senior Vice President-
                  General Counsel and
                  Secretary:                         Jack A. Canon

                  Senior Vice President:             Dennis R. Neill

                  Senior Vice President-
                  Controller:                        Patrick M. Hall

                  Senior Vice President-
                  Project Development:               Douglas J. Jacobson

                  Vice President-Production
                  Marketing:                         Ron Gober

                  Vice President-Operations
                  and Planning:                      Scott Longan

                  Vice President-Financial
                  and Tax Accounting:                Drew S. Phillips

                  Director:                          Alan W. Carlton

                  Director:                          Gregg E. Fairbrothers

                  Director:                          Sam D. Parker

            Compression:
                  President:                         Dennis R. Neill

      (5)   (a)   Charles Schusterman
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   President, Chief Executive Officer and Director
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (6)   (a)   C. Philip Tholen
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Executive  Vice   President,   Chief   Financial   Officer,
                  Treasurer, and Director
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (7)   (a)   Stacy Schusterman
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Executive Vice President, Director
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (8)   (a)   D. Sentell Fox
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Senior Vice President
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (9)   (a)   Jack A. Canon
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Senior Vice President-General Counsel and Secretary
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (10)  (a)   Dennis R. Neill
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Senior Vice President
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
                  President and Director
                  Compression, Inc.
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (11)  (a)   Patrick M. Hall
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Senior Vice President-Controller
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (12)  (a)   Douglas J. Jacobson
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Senior Vice President-Project Development
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (13)  (a)   Ron Gober
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Vice President-Production Marketing
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (14)  (a)   Scott Longan
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Vice President-Operations and Planning
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (15)  (a)   Drew S. Phillips
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Vice President-Financial and Tax Accounting
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (16)  (a)   Alan W. Carlton
            (b)   10770 S. 77th E. Avenue
                  Tulsa, Oklahoma 74133
            (c)   Director
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (17)  (a)   Gregg E. Fairbrothers
            (b)   Two West Second Street, Tulsa, Oklahoma 74103
            (c)   Director
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
                  Co-President - Exploration
                  Samson Resources Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America

      (18)  (a)   Sam D. Parker
            (b)   Two West Second Street
                  Tulsa, Oklahoma 74103
            (c)   Director
                  Samson Investment Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
                  Co-President - Operations
                  Samson Resources Company
                  Two West Second Street
                  Tulsa, Oklahoma 74103
            (d)   No
            (e)   No
            (f)   United States of America



Item 3.     Source and Amount of Funds or Other Consideration

      Compression, through an advance from its parent, Samson, has paid $24,265,400.00 for its shares of Common Stock of Issuer.



Item 4.     Purpose of Transaction

      Compression has acquired its shares of Issuer's Common Stock primarily to hold for investment. Compression believes that the Common Stock represents an attractive investment opportunity at this time. Compression may make additional purchases of Common Stock either in the open market or in private transactions depending on Compression's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Compression, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Compression may decide to sell all or part of its investment in the Common Stock, although it has no current intention to do so.


Item 5.     Interest in Securities of the Issuer

      (a)   See Line 11 on cover page of this Form 13D.

      (b)   See Lines 7 through 10 on cover page of this Form 13D.

      (c) The following chart sets forth the purchases of Common Stock in Issuer made by Compression during the 60 days immediately preceding the filing date of this Schedule 13D. All of such purchases were made in brokerage transactions through the open market. The percentage of ownership disclosed below is based on 29,259,989 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned

      1,000              $16 3/8            7/27/98     see below    see below
      4,000               16 1/2            7/27/98         5,000        .017%

      5,000               16 1/4            7/28/98     see below    see below
      5,000               16                7/28/98     see below    see below
      1,000               15 7/8            7/28/98     see below    see below
      1,000               16                7/28/98     see below    see below
      5,000               16 1/4            7/28/98     see below    see below
      5,000               16 1/2            7/28/98        27,000        .092%

      5,000               16 5/8            7/29/98     see below    see below
      5,000               16 5/8            7/29/98     see below    see below
      5,000               16 1/2            7/29/98     see below    see below
      5,000               16 9/16           7/29/98     see below    see below
      5,000               16 3/8            7/29/98        52,000        .178%

     10,000               16 1/2            7/30/98     see below    see below
     10,000               16 1/2            7/30/98     see below    see below
      5,000               16 7/16           7/30/98     see below    see below
      5,000               16 3/8            7/30/98     see below    see below
     10,000               16 9/16           7/30/98        92,000        .314%

     15,000               16 9/16           7/31/98     see below    see below
      5,000               16 5/8            7/31/98     see below    see below
      5,000               16 5/8            7/31/98     see below    see below
      3,000               16 9/16           7/31/98       120,000        .410%

      5,000               16 5/8             8/3/98     see below    see below
      5,000               16 9/16            8/3/98     see below    see below
     10,000               16 1/2             8/3/98     see below    see below
     10,000               16 7/16            8/3/98     see below    see below
      1,000               16 1/4             8/3/98       151,000        .516%

      5,000               16 7/16            8/4/98     see below    see below
      4,500               16 9/16            8/4/98     see below    see below
        500               16 1/2             8/4/98     see below    see below
     10,000               16 9/16            8/4/98     see below    see below
     10,000               16 7/16            8/4/98     see below    see below
      3,500               16 1/4             8/4/98     see below    see below
      6,500               16 1/4             8/4/98     see below    see below
     10,000               16 1/4             8/4/98     see below    see below
     10,000               16 3/16            8/4/98     see below    see below
     10,000               15 7/8             8/4/98     see below    see below
      1,000               15 7/8             8/4/98     see below    see below
      1,000               15 15/16           8/4/98     see below    see below
      9,000               15 15/16           8/4/98     see below    see below
      9,000               15 15/16           8/4/98     see below    see below
      6,000               15 3/4             8/4/98       247,000        .844%

      6,000               15 3/8             8/5/98     see below    see below
      1,000               15 7/16            8/5/98     see below    see below
      9,000               15 9/16            8/5/98     see below    see below
      2,000               15 1/2             8/5/98     see below    see below
      2,000               15 9/16            8/5/98     see below    see below
     10,000               15 7/16            8/5/98     see below    see below
     10,000               15 3/8             8/5/98     see below    see below
      5,000               15 1/4             8/5/98     see below    see below
     10,000               15 3/8             8/5/98     see below    see below
      5,000               15 1/4             8/5/98     see below    see below
      1,000               15 3/16            8/5/98     see below    see below
     10,000               15 1/4             8/5/98     see below    see below
     10,000               15 1/4             8/5/98     see below    see below
     10,000               15 3/8             8/5/98       338,000       1.155%

      5,000               15 1/4             8/6/98     see below    see below
     10,000               15 1/2             8/6/98     see below    see below
     10,000               15 1/2             8/6/98     see below    see below
     10,000               15 1/2             8/6/98     see below    see below
     10,000               15 7/16            8/6/98     see below    see below
     10,000               15 7/16            8/6/98     see below    see below
     10,000               15 7/16            8/6/98     see below    see below
      1,000               15 7/16            8/6/98     see below    see below
      1,000               15 1/2             8/6/98     see below    see below
      5,000               15 1/2             8/6/98     see below    see below
     10,000               15 1/2             8/6/98     see below    see below
      1,000               15 7/16            8/6/98     see below    see below
      9,000               15 9/16            8/6/98       430,000       1.470%

     10,000               15 5/8             8/7/98     see below    see below
     40,000               15 5/8             8/7/98     see below    see below
     10,000               15 5/8             8/7/98     see below    see below
     10,000               15 11/16           8/7/98     see below    see below
     10,000               15 11/16           8/7/98     see below    see below
     10,000               15 5/8             8/7/98     see below    see below
     10,000               15 11/16           8/7/98     see below    see below
     10,000               15 11/16           8/7/98     see below    see below
     10,000               15 11/16           8/7/98     see below    see below
      3,000               15 9/16            8/7/98       553,000       1.890%

     10,000               15 5/8            8/10/98     see below    see below
     10,000               15 5/8            8/10/98     see below    see below
     10,000               15 5/8            8/10/98     see below    see below
     10,000               15 9/16           8/10/98     see below    see below
      5,000               15 9/16           8/10/98     see below    see below
     10,000               15 9/16           8/10/98     see below    see below
     10,000               15 9/16           8/10/98     see below    see below
     10,000               15 1/2            8/10/98     see below    see below
     10,000               15 7/16           8/10/98     see below    see below
     15,000               15 7/16           8/10/98     see below    see below
      2,000               15 5/16           8/10/98     see below    see below
     25,000               15 3/8            8/10/98     see below    see below
     10,000               15 9/16           8/10/98     see below    see below
      3,000               15 1/2            8/10/98     see below    see below
      5,000               15 1/2            8/10/98       698,000       2.386%

      5,000               14 7/8            8/11/98     see below    see below
     10,000               14 7/8            8/11/98     see below    see below
      5,000               15                8/11/98     see below    see below
     10,000               15                8/11/98     see below    see below
     10,000               14 15/16          8/11/98     see below    see below
      5,000               14 7/8            8/11/98     see below    see below
      5,000               15                8/11/98     see below    see below
     10,000               15                8/11/98     see below    see below
     10,000               15                8/11/98     see below    see below
      2,500               14 15/16          8/11/98     see below    see below
     10,000               15                8/11/98       780,500       2.667%

     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               14 15/16          8/12/98     see below    see below
     10,000               14 15/16          8/12/98     see below    see below
     10,000               14 15/16          8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
     10,000               15                8/12/98     see below    see below
      1,000               14 15/16          8/12/98       991,500       3.389%

     10,000               14 15/16          8/13/98     see below    see below
      5,000               15                8/13/98     see below    see below
     10,000               15                8/13/98     see below    see below
      2,000               14 15/16          8/13/98     see below    see below
     10,000               15                8/13/98     see below    see below
     10,000               15                8/13/98     1,038,500       3.549%

     10,000               14 3/4            8/14/98     see below    see below
     10,000               14 15/16          8/14/98     see below    see below
     10,000               14 7/8            8/14/98     see below    see below
     10,000               14 15/16          8/14/98     see below    see below
     10,000               14 15/16          8/14/98     see below    see below
     10,000               14 15/16          8/14/98     see below    see below
     10,000               14 7/8            8/14/98     see below    see below
     10,000               14 7/8            8/14/98     see below    see below
      1,000               14 7/8            8/14/98     1,119,500       3.826%

     10,000               14 3/4            8/17/98     see below    see below
     10,000               14 13/16          8/17/98     1,139,500       3.894%

     10,000               14 13/16          8/19/98     1,149,500       3.929%

     10,000               14 5/8            8/20/98     see below    see below
     10,000               14 11/16          8/20/98     see below    see below
     10,000               14 9/16           8/20/98     1,179,500       4.031%

      5,000               14 3/16           8/21/98     see below    see below
      3,000               14 1/4            8/21/98     1,187,500       4.058%

     10,000               14 3/16           8/24/98     see below    see below
      4,000               14                8/24/98     see below    see below
     10,000               13 3/4            8/24/98     1,211,500       4.140%

      7,500               13 9/16           8/26/98     see below    see below
      2,500               13 1/2            8/26/98     see below    see below
      5,000               12 7/8            8/26/98     see below    see below
        100               12 3/4            8/26/98     see below    see below
      4,900               12 13/16          8/26/98     see below    see below
      1,000               12 3/4            8/26/98     1,232,500       4.212%

      5,000               11 9/16           8/27/98     see below    see below
      5,000               11 5/8            8/27/98     1,242,500       4.246%

      7,500               11 5/8            8/28/98     see below    see below
      2,500               11 9/16           8/28/98     see below    see below
      5,000               11 3/16           8/28/98     see below    see below
      5,000               11 3/16           8/28/98     see below    see below
      4,000               11 1/8            8/28/98     see below    see below
     11,000               11 5/16           8/28/98     see below    see below
     12,500               11 5/16           8/28/98     see below    see below
     15,000               11 3/8            8/28/98     see below    see below
     10,000               11 5/16           8/28/98     see below    see below
      7,500               11 5/16           8/28/98     see below    see below
     20,000               11 3/8            8/28/98     see below    see below
      5,000               11 5/16           8/28/98     see below    see below
      5,000               11 5/16           8/28/98     see below    see below
     10,000               11 5/16           8/28/98     see below    see below
     10,000               11 5/16           8/28/98     see below    see below
     20,000               11 5/16           8/28/98     see below    see below
     10,000               11 5/16           8/28/98     see below    see below
      2,000               11 5/16           8/28/98     1,404,500        4.80%

     30,000               11 1/8            8/31/98     see below    see below
     20,000               11 1/8            8/31/98     see below    see below
     20,000               11 1/8            8/31/98     see below    see below
      5,000               11 1/16           8/31/98     see below    see below
     10,000               11 1/16           8/31/98     see below    see below
     20,000               11 1/16           8/31/98     see below    see below
     25,000               11 1/16           8/31/98     1,534,500       5.244%

      5,000               11                 9/1/98     see below    see below
      7,500               10 15/16           9/1/98     see below    see below
      2,500               11                 9/1/98     see below    see below
     10,000               11 1/16            9/1/98     see below    see below
     30,000               11 1/16            9/1/98     see below    see below
      5,000               11 1/16            9/1/98     see below    see below
      5,000               11 1/16            9/1/98     see below    see below
      1,500               11 1/8             9/1/98     1,601,000       5.472%

      2,000               11 1/4             9/2/98     1,603,000       5.478%

     15,000               11 1/4             9/3/98     see below    see below
     35,000               11 1/4             9/3/98     see below    see below
     20,000               11 1/4             9/3/98     see below    see below
      7,000               11 1/4             9/3/98     1,680,000       5.742%

     20,000               11 5/16            9/4/98     see below    see below
      5,000               11 3/8             9/4/98     1,705,000       5.827%

      1,000               11 11/16           9/9/98     1,706,000        5.83%

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits

            None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 1998

Signature  /s/ Dennis R. Neill
               ----------------

Name/Title:    Dennis R. Neill
               President
               Compression, Inc.


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